EXHIBIT 99.1

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NOTICE OF ANNUAL GENERAL MEETING
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Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Exeter Resource Corporation (the “Company”) will be held on Tuesday, June 7, 2016 at 1660 – 999 West Hastings Street, Vancouver, British Columbia, Canada, at the hour of 1:00 p.m. (local time in Vancouver) at for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2015 and the auditor’s report thereon;

2.	To determine the number of directors at five;

3.	To elect directors for the ensuing year;

4.	To approve the renewal of the Company’s Stock Option Plan and all unallocated options thereunder, as more particularly described in the accompanying Information Circular; and

5.	To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.

Accompanying this Notice of Meeting are: (1) an Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a form of proxy or voting instruction form (“VIF”) (including a financial statement request form for use by shareholders who wish to receive the Company’s future annual and/or interim financial reports and related management’s discussion and analysis); and (3) a return envelope for use by the shareholders to send in their proxy or VIF.

Shareholders who cannot attend the Meeting in person may vote by proxy if a registered shareholder or provide voting instructions if a non-registered shareholder.  If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc. (“Computershare”), 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 by 1:00 p.m. (Pacific time) on Friday, June 3rd, 2016 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder and a non-objecting beneficial owner, and receive a VIF from Computershare, please complete and return the form in accordance with the instructions.  If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

If you are a non-registered shareholder and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.  If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 28th day of April, 2016.

BY ORDER OF THE BOARD

“Yale R. Simpson”
Yale R. Simpson
Co-Chairman